Exhibit 99.1

Agreement to Jointly file Schedule 13G/A

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G/A and any future amendments thereto reporting each of the undersigned’s ownership of securities of RealD Inc. and hereby affirm that such Schedule 13G/A is being filed on behalf of each of the undersigned.

Date: February 14, 2012

/s/ Joshua Greer
Joshua Greer, Individually

/s/ Joshua Greer
Joshua Greer, as Joint Trustee of the Greer Trust